

Mail Stop 3030

July 7, 2017

Via E-mail
Russell C. Ellwanger
Chief Executive Officer
Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

> **Re:** **Tower Semiconductor Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 10, 2017**
> **File No. 0-24790**

Dear Mr. Ellwanger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

Operating Results

Income Tax Benefit (Expense), page 49

1.   We note from the table on page F-57 that the significant reduction to your statutory rates was primarily attributable to tax benefits for which deferred taxes were not recorded. In future filings, please explain the nature of this item and its impact on your effective tax rate. Discuss any uncertainties relating to the income tax rates or benefits you currently receive. Refer to Item 303(a)(3) of Regulation S-K.

Russell C. Ellwanger
Tower Semiconductor Ltd.
July 7, 2017
Page 2

Item 18. Financial Statements

Note 3. Recent Acquisitions

B. TowerJazz Texas Inc. Establishment, page F-21

2.   It appears that concurrent with the execution of the business combination agreement, you entered into a manufacturing agreement with Maxim. Summarize for us your evaluation of the terms of the arrangement to determine (i) if they are at market value, (ii) if the consideration transferred in the business combination was affected by the terms of the manufacturing arrangement and (iii) if you, or Maxim, are receiving future economic benefits as a result. Refer to ASC 805-10-25-20 through 25-22 and ASC 805-10-55-18 and 55-25.

3.   With respect to your 15-year manufacturing agreement with Maxim, summarize for us the significant terms of the agreement.

4.   To help us understand why there was a bargain purchase, tell us why Maxim sold you the net assets for $40 million, which you disclose is less than their fair value by $52.5 million. Revise future filings to disclose why the transaction resulted in a gain as required by ASC 805-30-50-1(f).

5.   Describe to us, in sufficient detail, the reassessment you performed pursuant to ASC 805-30-25-4 before recognizing the gain on bargain purchase.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery

cc: Nati Somekh, Senior Vice President, Chief Legal Officer, and Corporate Secretary